AB
5/30

[redacted]

SEC 08031882 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arete Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Post Office Square, 7th Floor
(No. and Street)

Boston (City) MA (State) 02103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Graziano (617) 314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLP
(Name – *if individual, state last, first, middle name*)

301 E. Las Olas Blvd., 5th Floor, Ft. Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 03 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 29 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GARY C. POWELL
Notary Public, Massachusetts
My Commission Expires April 9, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule *15c3-1* and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

FINANCIAL STATEMENTS
MARCH 31, 2008

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying statement of financial condition of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of March 31, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4 to the financial statements, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and it's cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
May 22, 2008

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Cash	$ 3,010,803
Accounts receivable	215,000
Accrued research fees	188,539
Deferred income taxes	29,100
Prepaid expenses	5,950
Deposit	14,450
Furniture and equipment, net	9,488
	$ 3,473,330

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,471,123
Due to parent	817,917
Income taxes payable	1,000
TOTAL LIABILITIES	2,290,040
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,183,290
	$ 3,473,330

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2008

REVENUES:	
Research fees	$ 6,203,558
Commission income	414,289
Other income	37,000
TOTAL REVENUES	6,654,847
RESEARCH EXPENSES – RELATED PARTY	4,174,541
GROSS INCOME	2,480,306
GENERAL AND ADMINISTRATIVE EXPENSES:	
Payroll expenses and benefits	1,827,541
Professional fees	137,748
Travel and entertainment	60,065
Rent	44,717
Regulatory	42,034
Back office services- related party	30,804
Communication	10,818
Other	78,549
TOTAL EXPENSES	2,232,276
NET INCOME BEFORE INCOME TAX PROVISION	248,030
INCOME TAX PROVISION	84,100
NET INCOME	$ 163,930

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2008

MEMBER'S EQUITY – APRIL 1, 2007	$ 1,019,360
NET INCOME	163,930
MEMBER'S EQUITY – MARCH 31, 2008	$ 1,183,290

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 163,930
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	83,100
Depreciation	2,371
Changes in operating assets and liabilities:	
Accounts receivable	(146,805)
Accrued research fees	57,249
Prepaid expenses	6,330
Deposit	(9,450)
Accounts payable and accrued expenses	707,926
Due to parent	(249,433)
Income taxes payable	(88,000)
TOTAL ADJUSTMENTS	363,288
NET CASH PROVIDED BY OPERATING ACTIVITIES	527,218
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(11,859)
NET INCREASE IN CASH	515,359
CASH - BEGINNING OF YEAR	2,495,444
CASH - END OF YEAR	**$ 3,010,803**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	**$ 89,000**

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology and telecom companies to fund managers in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. In March 2007, the Company changed its accounting year end to a fiscal March 31st to coincide with the accounting and tax reporting fiscal year of the Parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. As of March 31, 2008, the only account translated to United States currency was a cash account reported in pounds and converted to the United States dollar.

Income Taxes

For United States tax reporting purposes, the Company was considered a disregarded tax entity through August 18, 2004, and, as a single member LLC, it had no United States domestic tax filing requirements. Effective August 18, 2004, the Company elected to file as a corporation with domestic tax filing requirements. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires companies to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities (NOTE 5).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Research fee income from the Company's largest customer accounted for approximately 11% of research fees for the year ended March 31, 2008.

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the year ended March 31, 2008 depreciation expense amounted to $2,371.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. On February 1, 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP defers the effective date of FIN 48 for nonpublic enterprises included within this FSP's scope to the annual financial statements for fiscal years beginning after December 15, 2007 (applied as of the beginning of the enterprise's fiscal year). Management is in the process of determining whether FIN 48 will have a material effect on the Company's financial statements.

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. SFAS No.157 does not require any new fair value measures. SFAS No.157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on April 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. On February 12, 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of SFAS No. 157". This FSP is a one-year deferral of SFAS No. 157's fair-value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, the "Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company's fiscal year ending on March 31, 2009. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2008, the Company's "Net Capital" was $720,763 and the "Required Net Capital" was $152,668. At March 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 3.2 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the year ended March 31, 2008, research and back office expenses, as computed under this agreement, were $4,205,345 and are included in the accompanying statement of income under the captions research expenses and back office services. The balance due to the Parent as of March 31, 2008 was $817,917.

NOTE 5. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

NOTE 5. INCOME TAX (CONTINUED)

For the period ending March 31, 2008 the provision for income taxes is as follows:

Current:	
Federal	$ -
State	1,000
	1,000
Deferred:	
Federal	66,500
State	16,600
	83,100
Income tax provision	**$ 84,100**

The deferred income tax asset at March 31, 2008 is mainly related to a temporary difference for depreciation on property and equipment and the carry forward of a net operating loss for tax reporting purposes. At March 31, 2008, the Company has United States federal and state net operating loss carry forward of approximately $78,000 which expires in 2027. The Company's effective tax rate for the period ended March 31, 2008 was 34%.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus proportionate share of operating expenses applicable to the building. This lease expires in October 2012. The approximate future lease rent payments under this non-cancelable operating lease is as follows:

For the Year ending March 31,	
2009	$ 59,000
2010	60,000
2011	62,000
2012	63,000
2013	26,000
	$ 270,000

Rent expense for the year ended March 31, 2008 amounted to $44,717.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2008

CREDITS	
Member's equity	$ 1,183,290
DEBITS	
Accounts receivable	215,000
Accrued research fees	188,539
Deferred income taxes	29,100
Prepaid expenses	5,950
Deposit	14,450
Property and equipment, net	9,488
TOTAL DEBITS	462,527
NET CAPITAL	720,763
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $2,290,040 OR $5,000, WHICHEVER IS GREATER	152,668
EXCESS NET CAPITAL	**$ 568,095**
Excess Net Capital @ 1,000%	**$ 491,759**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.2 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 1,471,123
Due to parent	817,917
Income taxes payable	1,000
	$ 2,290,040

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF MARCH 31, 2008

NET CAPITAL PER COMPUTATION, ON PAGE 12	$ 720,763
Audit adjustments	1,559
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	$ 722,322

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2008

Arete Research, LLC is exempt from Rule 15c3-3 under (k)(2)(ii) because a special account is to be maintained for the exclusive benefit of customers. During the year, the Company did not provide services to warrant the maintenance of such account.

SUPPLEMENTARY REPORT

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In planning and performing our audit of the financial statements and accompanying information of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of and for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 5th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design and operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
May 22, 2008

END